06008122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH, D.C. 209

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8- 36903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.B. Watley Direct, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street, Suite 1728

(No. and Street)

New York, N.Y. 10004

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Malin (888) 733-9000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP

(Name – *if individual, state last, first, middle name*)

655 Third Avenue New York N.Y. 10017

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 2 5 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Malin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.B. Watley Direct, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN JOHN
Notary Public, State of New York
No. 01JO6054594
Qualified in Queens County
My Commission Expires May 24, 2007

Signature

President

Title

2/23/06

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$ 25,148	
Receivables from clearing brokers	292,369	
Receivable from parent and affiliate	904,758	
Prepaid and other assets	61,580	
TOTAL ASSETS		$1,283,855

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$ 138,883	
Accrued liabilities	48,634	
TOTAL LIABILITIES		$ 187,517
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock - $0.50 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	500	
Additional paid-in capital	95,468	
Retained earnings	1,000,370	
TOTAL STOCKHOLDER'S EQUITY		1,096,338
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$1,283,855

The accompanying notes are an integral part of these financial statements.